

May 1, 2014

<u>Via E-mail</u>
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

     Re: **Cellular Concrete Technologies, Inc.**
               Amendment No. 6 to Form 8-K
               Filed March 4, 2014
               Response Letter Submitted April 23, 2014
               File No. 000-54612

Dear Mr. Falco:

We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1.   We note your response to prior comment 2 that the activities previously depicted on your website related to "[y]our limited liability company." However, if the LLC was conducting the marketing activities and making the sales depicted on your website, it is unclear how the LLC's activities are consistent with your disclosure in your Form 8-K that "Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies other than that licensed to the [registrant] for licensing and remain a research and development company and the [registrant] will commercialize (market) and sell the products utilizing the licensed technologies." Please revise your response or your Form 8-K disclosure as appropriate to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Russell C. Weigel, III, P.A.